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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*



                            Foamex International Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    344123104
                  --------------------------------------------
                                 (CUSIP Number)


                             Sandip S. Khosla, Esq.
                              Goldman, Sachs & Co.
                                85 Broad Street
                            New York, New York 10004
                                 (212) 902-1000
-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                December 1, 2006
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (3-06)
                                Page 1 of 8 pages

-----------------------
  CUSIP No. 344123104
-----------------------

------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of above Person

           The Goldman Sachs Group, Inc.

------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3.   SEC Use Only

------------------------------------------------------------------------------
 4.   Source of Funds

           AF
------------------------------------------------------------------------------
 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                    [ ]
------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization

           Delaware
------------------------------------------------------------------------------
                     7.   Sole Voting Power

     Number of                 0

      Shares        ----------------------------------------------------------
                     8.   Shared Voting Power
   Beneficially
                               4,870,283
     Owned by
                    ----------------------------------------------------------
       Each          9.   Sole Dispositive Power

    Reporting                  0

      Person        ----------------------------------------------------------
                    10.   Shared Dispositive Power
       With:
                               4,870,283

------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

           4,870,283

------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                    [_]

------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)

           19.8%

------------------------------------------------------------------------------
14.   Type of Reporting Person

           HC-CO

------------------------------------------------------------------------------

                                Page 2 of 8 pages

-----------------------
  CUSIP No. 344123104
-----------------------

------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of above Person

           Goldman, Sachs & Co.

------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3.   SEC Use Only

------------------------------------------------------------------------------
 4.   Source of Funds

           WC
------------------------------------------------------------------------------
 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                    [X]
------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization

           New York
------------------------------------------------------------------------------
                     7.   Sole Voting Power

     Number of                 0

      Shares        ----------------------------------------------------------
                     8.   Shared Voting Power
   Beneficially
                               4,870,283
     Owned by
                    ----------------------------------------------------------
       Each          9.   Sole Dispositive Power

    Reporting                  0

      Person        ----------------------------------------------------------
                    10.   Shared Dispositive Power
       With:
                               4,870,283

------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

           4,870,283

------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                    [_]

------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)

           19.8%

------------------------------------------------------------------------------
14.   Type of Reporting Person

           BD-PN-IA

------------------------------------------------------------------------------

                                Page 3 of 8 pages

                               AMENDMENT NO. 3 TO
                                  SCHEDULE 13D
                         RELATING TO THE COMMON STOCK OF
                            FOAMEX INTERNATIONAL INC.


     The Goldman Sachs Group, Inc. ("GS Group") and Goldman, Sachs & Co. ("Goldman Sachs", and, together with GS Group, the "Filing Persons")/1/ hereby amend and supplement the statement on Schedule 13D filed with respect to the Common Stock, par value $0.01 per share (the "Common Stock"), of Foamex International Inc., a Delaware corporation (the "Company"), as most recently amended by Amendment No. 2 thereto filed October 17, 2006 (as amended, the "Schedule 13D"). Goldman Sachs and GS Group may be deemed, for purposes of this
Schedule 13D, to beneficially own from time to time Common Stock acquired in ordinary course trading activities by Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Schedule 13D.

     This Amendment No. 3 is being filed to report that the Filing Persons and others entered into a Plan Support Agreement, described herein, which became effective on December 1, 2006.

------------------
     /1/ Neither the present filing nor anything contained herein shall be construed as an admission that any Filing Person constitutes a "person" for any purposes other than Section 13(d) of the Securities Exchange Act of 1934.



                                Page 4 of 8 pages

Item 3 is hereby amended as follows:

Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

     Funds for shares of Common Stock which may be deemed to be beneficially owned by the Filing Persons came from the working capital of Goldman Sachs.

     No transactions in the Common Stock were effected by the Filing Persons or, to the knowledge of any of the Filing Persons, any of the persons listed on
Schedule I hereto, during the period from October 14, 2006 through December 1, 2006.


Item 4 is hereby amended as follows:

Item 4.  Purpose of the Transaction.
         ---------------------------

     The Bankruptcy Court approved the Equity Commitment Agreement on November 27, 2006.


Item 5 is hereby amended as follows:

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

     (a) As of December 1, 2006, Goldman Sachs may be deemed to have beneficially owned directly an aggregate of 4,870,283 shares of Common Stock acquired in ordinary course trading activities by Goldman Sachs, representing in the aggregate approximately 19.8% of the shares of Common Stock reported to be outstanding as disclosed in the Company's most recent quarterly report on Form 10-Q for the period ended October 1, 2006, filed on November 15, 2006 (the "10-Q").

     As of December 1, 2006, GS Group may be deemed to have beneficially owned indirectly an aggregate of 4,870,283 shares of Common Stock beneficially owned directly by Goldman Sachs described above, representing in the aggregate approximately 19.8% of the shares of Common Stock reported to be outstanding as disclosed in Company's 10-Q.

     In accordance with Securities and Exchange Commission Release No. 34-395538 (January 12, 1998) (the "Release"), this filing reflects the securities beneficially owned by certain operating units (collectively, the "Goldman Sachs Reporting Units") of GS Group and its subsidiaries and affiliates (collectively, "GSG"). This filing does not reflect securities, if any, beneficially owned by any operating units of GSG whose ownership of securities is disaggregated from that of the Goldman Sachs Reporting Units in accordance with the Release. The Goldman Sachs Reporting Units disclaim beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which the Goldman Sachs Reporting Units or their employees have voting or investment discretion, or both, and (ii) certain investment entities of which the Goldman Sachs Reporting Units acts as the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than the Goldman Sachs Reporting Units.

     None of the Filing Persons or, to the knowledge of any of the Filing Persons, any of the persons listed on Schedule I hereto may be deemed to have beneficially owned any shares of Common Stock as of October 13, 2006 other than as set forth herein.

     (c) No transactions in the Common Stock were effected by the Filing Persons or, to the knowledge of any of the Filing Persons, any of the persons listed on
Schedule I hereto, during the period from October 14, 2006 through December 1, 2006.



                                Page 5 of 8 pages

Item 6 is hereby amended as follows:

Item 6.  Contracts, Arrangements, Understandings or Relationships
         With Respect to the Securities of the Issuer.
         --------------------------------------------------------

     On November 27, 2006, the Issuer filed with the Bankruptcy Court the Issuer's Second Amended Joint Plan of Reorganization (the "Foamex Plan") and related disclosure statement (the "Foamex Disclosure Statement"). The Bankruptcy Court approved the Foamex Disclosure Statement on November 27, 2006.

     In addition, (i) the Significant Equityholders, solely in their capacity as holders of certain 10.75% Senior Secured Notes due 2009, issued by Foamex L.P. and Foamex Capital Corporation (the "Senior Secured Notes"), (ii) the Issuer and certain of its affiliates and (iii) certain other holders of the Senior Secured Notes (the "Supporting Secured Noteholders"), as well as (iv) U.S. Bank National Association, solely in its capacity as the indenture trustee and (v) the Ad Hoc Committee of holders of Senior Secured Notes (the "Ad Hoc Noteholders Committee"), have entered into a Plan Support Agreement, dated as of November 27, 2006 (the "Plan Support Agreement"), which became effective on December 1, 2006.

     Among other things, pursuant to the terms of the Plan Support Agreement, the Significant Equityholders, solely in their capacity as holders of Senior Secured Notes, and without prejudice to their rights under the Equity Commitment Agreement, agreed to vote any and all claims (including claims related to the Senior Secured Notes) held by the Significant Equityholders to accept the Foamex Plan and to support the settlement of certain disputes related to the treatment of such Senior Secured Note claims as set forth in the Foamex Plan, subject to the terms and conditions set forth in the Plan Support Agreement. In addition, among other things, the Supporting Secured Noteholders agreed, subject to certain terms and conditions, to vote to accept the Foamex Plan. Presently, more than two-thirds in the principal amount of the Senior Secured Notes have executed the Plan Support Agreement.


Item 7.  Material to be Filed as Exhibits.
         ---------------------------------

Exhibit No.       Exhibit
-----------       -------

 99.6 Plan Support Agreement, dated as of November 27, 2006, by and among (i) the Significant Equityholders, solely in their capacity as holders of the Senior Secured Notes, (ii) the Issuer and certain of its affiliates, (iii) certain other holders of the Senior Secured Notes, (iv) U.S. Bank National Association, as indenture trustee, and (v) the Ad Hoc Committee of holders of Senior Secured Notes.



                                Page 6 of 8 pages

                                    SIGNATURE



            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  December 5, 2006

                                THE GOLDMAN SACHS GROUP, INC.


                                By:/s/ Andrea Louro DeMar
                                   ----------------------------------------
                                Name:  Andrea Louro DeMar
                                Title: Attorney-in-fact



                                GOLDMAN, SACHS & CO.


                                By:/s/ Andrea Louro DeMar
                                   ----------------------------------------
                                Name:  Andrea Louro DeMar
                                Title: Attorney-in-fact



                                Page 7 of 8 pages

                                   SCHEDULE I
                                   ----------



     The name of each director of The Goldman Sachs Group, Inc. is set forth below.

     The business address of each person listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, NY 10004.

     Each person is a citizen of the United States of America except for Lord Browne of Madingley, who is a citizen of the United Kingdom and Claes Dahlback, who is a citizen of Sweden. The present principal occupation or employment of each of the listed persons is set forth below.


Name                               Present Principal Occupation
--------------------------------------------------------------------------------

Lloyd C. Blankfein                 Chairman of the  Board  and  Chief  Executive
                                   Officer of The Goldman Sachs Group, Inc.


Gary D. Cohn                       President  and  Co-Chief Operating Officer of
                                   The Goldman Sachs Group, Inc.


Jon Winkelried                     President  and  Co-Chief Operating Officer of
                                   The Goldman Sachs Group, Inc.


Lord Browne of Madingley           Group Chief Executive of BP p.l.c.



John H. Bryan                      Retired Chairman and  Chief Executive Officer
                                   of Sara Lee Corporation


Claes Dahlback                     Senior Advisor to Investor AB  and  Executive
                                   Vice Chairman of W Capital Management


Stephen Friedman                   Chairman of Stone Point Capital



William W. George                  Professor  of  Management  Practice   at  the
                                   Harvard Business School, Retired Chairman and
                                   Chief Executive Officer of Medtronic, Inc.

Rajat K. Gupta                     Senior Partner of McKinsey & Company



James A. Johnson                   Vice Chairman of Perseus, L.L.C.



Lois D. Juliber                    Retired  Vice Chairman  of  Colgate-Palmolive
                                   Company


Edward M. Liddy                    Chairman of the  Board  and  Chief  Executive
                                   Officer of The Allstate Corporation


Ruth J. Simmons                    President of Brown University



                                Page 8 of 8 pages